Exhibit 8.1

SUBSIDIARIES OF BOX SHIPS INC.

Name of Subsidiary	Jurisdiction of Incorporation
Ardal International Co.	The Republic of the Marshall Islands
Alaqua Marine Limited	Republic of Liberia
Tacita Oceanway Carrier Co.	Republic of Liberia
Aral Sea Shipping S.A.	Republic of Liberia
Lawry Shipping Ltd.	The Republic of the Marshall Islands
Rosetta Navigation Corp. Limited	Hong Kong
Triton Shipping Limited	Hong Kong